Filed Pursuant To Rule 433
Registration No. 333-167132
November 18, 2011
Gold Demand Trends
Third quarter 2011

November 2011	www.gold.org
Overview
Third quarter gold demand increased 6% year-on-year to 1,053.9 tonnes, worth a record US$57.7bn. A strong rise in investment demand drove the growth in overall demand, as investors across the globe sought wealth preservation, portfolio diversification and strong returns. Mine supply increased slightly, with mine production and recycling activity both contributing to the rise. Read more...
The evolving structure of demand and supply
A snapshot from the start of each decade since 1970 reveals that gold market fundamentals have experienced dramatic change. We examine the shifting market dynamics over this time, discuss reasons for the change and consider the implications. Read more...
Global gold market — third quarter 2011 review
Investment demand was the engine of growth in overall gold demand during the third quarter. Price volatility, combined with record high prices, discouraged gold jewellery demand, but gold demand from the technology sector was extremely resilient. Read more...
Gold demand by category in tonnes and the gold price (US$/oz)
Source: LBMA, Thomson Reuters GFMS, World Gold Council
Contributors
Louise Street
louise.street@gold.org
Johan Palmberg
johan.palmberg@gold.org
Juan Carlos Artigas
juancarlos.artigas@gold.org
Eily Ong
eily.ong@gold.org
Marcus Grubb
Managing Director, Investment
marcus.grubb@gold.org

Overview
Third quarter gold demand volume increased 6% year-on-year to reach 1,053.9 tonnes, worth a record US$57.7bn. A strong rise in investment demand drove the growth in overall demand, as investors across the globe sought to protect their wealth, diversify their risk and benefit from gold’s strong returns. Jewellery demand contracted in the face of record gold prices and challenging economic conditions, while the technology sector contributed a steady level of demand.
The gold price surged throughout July and August, reaching a record US$1,895.00/oz on the London PM fix on 5 and 6 September, and even higher levels on intra-day trading. Gold then staged a fairly deep correction from this level, before stabilising during the closing days of the quarter and subsequently establishing a base around US$1,600-1,650/oz. Despite this sharp pull-back, gold still outperformed most other assets, generating solid returns on both a quarterly and year-to-date basis. By the end of September, gold had delivered gains of 8% over the quarter and 15% over the year-to-date. The quarterly average price of US$1,702.12 was 39% above the Q3 2010 average of US$1,226.75 and 13% above the second quarter average.
The price rise was partly a function of, and partly a reason for, the strong upsurge in global investment demand. Markets were buffeted by the worsening crisis in Europe, a shock US debt downgrade and deteriorating confidence levels among consumers and businesses. Equity and credit markets suffered the consequences, and gold was increasingly a beneficiary as investors recognised its unique attributes of risk reduction and security, with the additional benefit of positive returns. In Middle Eastern and Asian markets primarily, the rising price reaffirmed bullish expectations and prompted an upward revision of target prices among the investment community.
The increase in investment demand during the third quarter was notable for its widespread geographical distribution. Virtually all markets saw strong double-digit growth in demand for gold bars and coins, with only three countries, India, Japan and the US, experiencing a year-on-year contraction. These growth rates are all the more remarkable when considering the substantial bout of profit-taking which accompanied the price correction in September. Western investors were attracted to gold’s insurance-like properties, given the worrying developments in the euro area. Meanwhile, investors in Eastern markets focused on positive price expectations for gold as well as its inflation-hedging properties (inflation levels remained elevated in a number of these markets).
Activity among central banks continued to fulfil our expectations of further purchases in Q3. In fact, net buying accelerated notably during the quarter — totalling 148.4 tonnes — as the issues surrounding the creditworthiness of western governments’ debt seeped into the official sector. A number of banks continued their well-publicised programmes of buying, while a slew of new entrants emerged wishing to bolster their gold holdings in order to diversify their reserves. We see this trend continuing into 2012.
Gold Demand Trends | Third quarter 2011

Technological demand was extremely resilient in the third quarter, thanks largely to an increase in demand from the electronics segment. Demand for gold used in electronics was marginally stronger year-on-year, in spite of the unfavourable market conditions. Much of the growth was attributable to rising demand from China, offsetting sluggish conditions in other markets.
However, we expect to see the effects of the prolonged western economic downturn feed through to this sector in the coming quarters. Poor consumer sentiment, weak income growth and fragile labour market conditions across western markets are likely to stall growth in the electronics segment, where there are already indications of a build up in semiconductor inventories similar to 2008.
Gold recycling amounted to 426.5 tonnes in Q3, a rise of 13% year-on-year. However, taken in the context of the 39% rise in the quarterly average price over the same period, this can be interpreted as a relatively subdued result. Despite new record prices, the supply of recycled gold was still well below the quarterly high of 609.8 tonnes from Q1 2009, at a time when average prices were still below US$1,000/oz.
This restraint in recycling activity is indicative of the expectation among gold consumers for higher prices, as well as a lack of near market supplies of old gold. As we have mentioned previously, many of the old, out-dated items of jewellery that consumers may want to sell have already been flushed out in prior waves of recycling. For investors, the price levels at which they would be happy to take profits on their holdings of gold bars and coins are being revised ever higher in light of the new record gold price set during the quarter.

The evolving structure of demand and supply
A snapshot from the start of each decade since 1970 reveals that gold market fundamentals have experienced dramatic change. Shifting dynamics have driven the market’s evolution from concentration to dispersion, across both borders and sources of demand and supply. We discuss the drivers for and the implications of these changes.
A time for refection
News on the deteriorating euro area sovereign issue has been inescapably prominent over the past few months, and is likely to remain so until a detailed and viable solution is tabled. There was a glimmer of hope in the spring of 2010 following bailouts for Ireland, Portugal and Greece, that a corner had been turned. Yet subsequent events, and to some extent the seeming inevitability of the situation, have conspired to turn what appeared to be a relatively minor European problem into an escalating global crisis. Contagion of government and bank insolvency as well as faltering economic growth is a worrying prospect. As uncertainty over the future has grown, gold’s reputation as a bastion of wealth preservation, reliable collateral pledge and a monetary asset is increasingly pushing it to the forefront of financial, economic and political discourse.
However, the last couple of years, global economics aside, have also marked a pivotal period for gold through the confluence of a number of milestones and anniversaries. August of this year observed 40 years since the dissolution of the Bretton Woods system and a fixed gold price.1 The end of 2010 witnessed the 10th successive annual price rise, the first such run since the 1970s. January 2010 marked 30 years since gold in real terms peaked2 amidst high inflation, geopolitical stress and extreme volatility in the silver market among other factors.
There is ample speculation that the gold market may repeat its prolific rise and fall during the first two decades of free float as history appears to rhyme with fiscal crises and Middle East instability, but it is a conclusion drawn from facile parallels. Firstly, the 1970s was a highly volatile period for gold prices. An 8-month correction in 1975 was almost as severe as that which took place over a 5-year period in the early 1980s. Secondly, the market was in the early phase of establishment with few participants on either the demand or supply sides. A detailed study of the last 40 years reveals that gold market fundamentals have experienced dramatic change, and it is imprudent to suggest that it is the same market it was 40, 30 or even 10 years ago. By extension, it would be imprudent to expect the gold market to behave as it has done in the past.

1	For a large part of the 20th century, prior to 1971, most countries linked the value of their currencies to a specified amount of gold or to the currency of a country that did so. Under the Bretton Woods system, designed after World War II, the US dollar would be fixed to gold at US$35/oz, and other countries would have adjustable pegs to the US dollar.

2	In real terms (using US CPI and in today’s dollars), the gold price peaked on 21 January 1980, reaching US$2,473/oz. However, this was at the top of a move which saw gold rise and fall by US$600/oz in real terms in less than two weeks. The average price for that month was US$1,944/oz in real terms.
Gold Demand Trends | Third quarter 2011

What has changed?
While macroeconomic concerns are the current driving force of gold demand in certain investment spheres, a panoply of fundamental factors underpin the prevailing price.
There is a common misconception that the price of gold is primarily determined by Western institutional investors. From time to time, and in the short-term, this may be true given the size of individual trades on an institutional level. In the medium to long-term, it is still only one of many equally important drivers. Equally, the investment component of demand often steals headlines in the press, overlooking the fact that gold jewellery still constitutes the dominant source of demand for gold. Furthermore, while gold market fundamentals have traditionally reflected events and activity in North America and Europe — whether from jewellery purchases, central bank activity or investment demand, a strong shift away from these two centres has taken place in the last 40 years. The rise of the BRIC3 countries and other high growth economies is diluting the influence of the West. This shift is undeniably conspicuous in the gold market.
The supply side of the market has not escaped the shifting sands either. In fact, the geographical concentration of supply has seen a far greater change than that of demand, particularly in mine production. Furthermore, a smaller proportion of supply is provided by mine production than in the past, with recycled gold making up the difference. A rising proportion of this increasing supply of recycled gold is stemming from emerging markets where such transactions are more fluid and less costly.
These changes in the structure of demand and supply have a direct impact on the gold price through dampening short-term volatility, swings associated with individual regional business cycles, and extreme moves brought about by idiosyncratic events. Not only does this translate into a more stable market than in the past, but it also means that gold’s correlation with other asset classes is reduced. For investors, gold therefore becomes a more attractive addition to their portfolio strategy. Gold also becomes less susceptible to sharp swings, heralding its value as a tail-risk hedge. Furthermore, some economic theory provides a framework by which gold should yield a return approximate to US inflation over the very long run, equivalent to a zero real return. However, gold’s real return since the end of Bretton Woods has been well in excess of zero. The changing structure of the market may well be the driving force.

3	Brazil, Russia, India and China. The acronym is attributed to former Goldman Sachs Chief Economist Jim O’Neill.

The structure of demand — East meets West
The geographical shift of gold demand since 1970 has been quite remarkable. A look at the first year of each of the five decades since the price peg was removed shows how dramatic the shift from North America and Europe to the Indian Sub Continent4 and East Asia5 has been (Chart 1). North America and Europe had a combined share of 47% of the global market in 1970, growing to 68% by 1980. This fell to 38%, 28% and 27% respectively in 1990, 2000 and 2010. The drop in global share was compensated for by the Indian Sub Continent and East Asia, rising from 35% in 1970 to 58% by 2010.
While the chart shows a general regional shift, it appears not to show much of an increase in dispersion. However, firstly as per Gold Demand Trends convention, the chart does not capture central bank demand. While the bulk of central bank gold is still held in North America and Europe, a build-up of gold reserves in emerging markets has been a consistent feature over the last few years. Secondly, OTC investment demand is excluded due to lack of granular data and would likely balance the total, on the evidence we have, further back towards Europe and North America.
The chart also hides the fact that a stronger East-West balance raises the probability of non-correlating business cycles reducing demand volatility. For example, the risks currently posed to Western investment demand by disinflation prospects are likely tempered by inflation-driven demand in many emerging markets. This geographical demand shift is likely one of the reasons that average gold price volatility is lower for each represented year since 1980 (1970 was a low volatility year as a two-tiered gold price was still in effect. It was not until August 1971, that the gold peg was completely removed. The average volatilities for 1972 and 1973 were respectively 18% and 35%).6
The distribution of demand across categories shows that investment has once again become a more prominent component of demand, constituting 38% of the total (excluding central bank purchases) in 2010. However, while the total distribution looks similar to 1980, the regional distribution underlying each category is very different.
Delving into categories, jewellery demand has been a major driver of the shift from west to east. As North America and Europe’s dominance of the sector has diminished from a 44% share in 1970 (56% in 1980) to just 14% in 2010, the Indian Sub Continent and the Far East have grown to represent 66% of demand from 36% (just 22% in 1980) in 1970.
Chart 1: Distribution of gold demand by region
Gold price volatility = average daily volatility of London PM fix for reference year.
*CIS: Commonwealth of Independent States.
Source: Bloomberg, LBMA, Thomson Reuters GFMS, World Gold Council

4	India represents a minimum 85% of the Indian Sub Continent.

5	58% of which is now China, growing from 7% in 1990 as figures were not available for 1980 and 1970.

6	Volatilities calculated on a 260-day basis using daily log returns of the London PM fix.
Gold Demand Trends | Third quarter 2011

Chart 2: Distribution of gold demand by category
Source: Thomson Reuters GFMS, World Gold Council
Chart 3: Distribution of jewellery demand by region
*CIS: Commonwealth of Independent States.
Source: Thomson Reuters GFMS, World Gold Council

The estimate of investment demand is not straightforward due to a lack of granular data. In addition, new financial innovations including ETFs have likely caused a marginal alteration of investment mix. We have therefore made a number of assumptions to be able to paint as fair a picture as possible of the distribution of investment.7
Investment demand8 is shown in Chart 4. North American and European bar demand numbers are missing from 1970 and 2000 as they were negative, representing disinvestment (an element of supply, not demand). A stark difference is apparent between 1980 and 2010 as North American and European investment demand’s share fell from 74% to 45%. At the same time, the Indian Sub Continent and East Asia have accounted for a large share of the remainder of investment demand with 43% of the market in 2010. As has been noted in previous Gold Demand Trends editions, China is one of the fastest growing investment markets. However, Europe has once again become an important player, a trend born in the aftermath of the 2008 banking crisis.
Technology demand in Chart 5, formerly referred to as industrial demand, has maintained a remarkably consistent share of the total over the last four decades at just over 10%. This is despite a changing backdrop and at times, strong price increases. With electronics becoming the dominant force behind technology demand, as dental usage shrinks, the regional shift from high-cost producers to low-cost producers has been a natural process. As Chart 6 shows, East Asia and the Indian Sub Continent, led by Japan, China and South Korea are at the helm of gold use in technology with a combined regional share having grown from 17% in 1970 to 67% in 2010. This concentration of demand does however go against the grain of increasing diversity elsewhere and could render this sector vulnerable to a downturn in the region or key export markets. However, there is a widely acknowledged faith in the ability of current account surplus countries such as China to continue on their current growth path in the medium term, supported by a backbone of fiscal and monetary ammunition, solid domestic demand and investment in industrial capacity. Furthermore, gold continues to develop new diverse functions within technology thanks to its unique properties and applications.
Chart 4: Distribution of investment demand by region
*CIS: Commonwealth of Independent States.
Source: Thomson Reuters GFMS, World Gold Council

7	Prior to 1980, information on bar demand was incomplete and prone to revision. After 1980, improvement in collection techniques meant that individual country demand was available for a broad selection of countries. However, European and North American demand has only been available on an aggregate level. Prior years reported the two regions combined as a residual, under implied investment (1980 and 1990). While this residual will contain other forms of demand such as OTC investment, we are reasonably confident that the bulk of that number is representative of bar demand in Europe and North America prior to 2000. It therefore also forms the basis of a conservative estimate of the distribution of that residual. In addition, as bar investment demand is a net figure and can be negative, we have assigned zero values in place of negative values to ensure a credible distribution. In those instances, ‘disinvestment’ has been assigned to supply.

8	The geographical distribution of ETF demand, only represented in the 2010 column, is based on the location of the primary exchange of individual ETFs. While a proportion of investors will be domiciled outside the country of primary exchange, we are confident that a majority of ETFs are representative of domestic demand.
Gold Demand Trends | Third quarter 2011

Chart 5: Distribution of technology demand by category
Source: Thomson Reuters GFMS, World Gold Council
Chart 6: Distribution of technology demand by region
*CIS: Commonwealth of Independent States.
Source: Thomson Reuters GFMS, World Gold Council

The structure of supply — Out of Africa
As the demand side of the equation has experienced a global balancing between East and West, dominated by the US, Europe, China and India, the supply side has witnessed a true dispersion across the globe. Mine production has historically constituted between 60-70% of total supply (recycling was not measured in 1970), with recycling, net central bank sales, net producer hedging and disinvestment forming the rest (Chart 7).
One of the most visible differences between the current market and that of the early years of a freely traded gold price is the geographical concentration of mine production (Chart 8).
South Africa’s dominance during the first two decades was striking. In 1970, the country produced 79% of ‘free world’ (non-communist bloc) gold. Estimates for communist bloc production at the time were around 350 tonnes,9 which would have reduced this share to about 62%. However, as communist bloc supply was not available to the global market directly (traded via central banks) the former percentage is more indicative of influence.
Chart 7: Distribution of gold supply by category
Source: Thomson Reuters GFMS, World Gold Council

9	Thomson Reuters GFMS Annual Survey 1976.
Gold Demand Trends | Third quarter 2011

Dominance by a single state meant that protocols had to be put in place to ensure that South Africa’s supply served global interests as well as domestic ones. One such agreement was made between South Africa, the US and the International Monetary Fund (IMF) in 1970 as the market price fell temporarily below the monetary price of US$35/oz (a two-tier system of fixed and free price existed until 1971). It was decreed that in the event of urgent foreign exchange requirements, South Africa was allowed to bypass the market and sell its gold directly to the IMF.
Today, no single country supplies more than 14% of global production. In 2010, China was the largest single country producer with a 13% share, closely followed by Australia (10%), United States (9%), Russia (8%) and South Africa (8%). This lack of concentration serves as a buffer against supply risks stemming from individual countries, a facet of gold that differentiates from the other precious metals, which have significantly higher production concentration.
Recycled gold supply (Chart 7), for which no figures were available in 1970, has experienced a marginal geographical dilution over the last 30 years. 1980 was a year of geopolitical crises, mostly centred in the Middle East with war between Iran and Iraq, American hostages in Tehran, the Soviet occupation of Afghanistan among others. These events took their toll as the Middle East became the centre for recycled gold, constituting 35% of global total. (Iran led the way with 17%, followed by Egypt and Turkey). By 2010, recycled supply had become less concentrated with East Asia the largest regional contributor at 27% (China was the largest single contributor at 8.4%).
Chart 8: Distribution of mine production by region
*CIS: Commonwealth of Independent States.
Source: Thomson Reuters GFMS, World Gold Council

Why has it changed and what are the implications?
The changes discussed in the previous section have many underlying drivers, among which are: deregulation and market reform; buyer motives; asset performance; geological constraints; liquidity; and economic imbalances.
The evident shift in demand from West to East is substantially influenced by the regulatory and reform development in emerging markets following economic liberalisation. Openness and greater participation in global trade and capital markets have increased consumer access to gold and have driven wealth creation in newly industrialised nations. In addition, changes in regulation specific to the gold market such as the three consecutive central bank gold agreements (CBGAs) and the self-regulation by mining companies with regard to forward hedging, have also supported the stabilisation of the gold market. Finally, new products and ways to access to gold such as ETFs and gold accumulation plans have released pent up demand and increased access and flexibility for individuals as well as institutions.
The shift from West to East has also diluted the motivation for holding gold. Whereas Western gold buying motives crudely involve profit, status, wealth preservation or diversification, buying motives in other regions also include affinity, auspiciousness, savings, and gifting. The rebalancing of geographical demand has also diluted motives for buying gold which, ceteris paribus, increases stability in the price.
One consequence of increased globalisation and capital market integration is that financial markets’ performance becomes increasingly intertwined. This is evident in the increasing correlation between global asset prices, most notably equities. Gold’s globalisation has not created the same problem as the motives and drivers of gold have become more, not less, heterogeneous.
Chart 9: Number of new gold finds
Please note that methodologies for each study may not be comparable.
Source: Chris Blain, Bloomberg, LBMA, Metals Economics Group, World Gold Council
Gold Demand Trends | Third quarter 2011

While there are arguments for and against peak commodity production, most notoriously crude oil, there are signs that gold production is facing constraints going forward (Chart 9). Analysis by Metals Economics Group10 shows that the number of new finds in the latter half of the last decade was decreasing even as prices were rising rapidly. A study on the number of new finds by Chris Blain11 over 50 years from 1950 to 1997 documented a peak in the mid 1980s.12 One noticeable difference between the two is that as the price was rising in the late 1970s, the number of new finds was increasing. This, as noted, has not been the case over the last few years. The fall in finds cannot be attributed to a lack of exploration spending. In fact, this figure has been rising since 2002 and is now over four times higher13 than it was at the beginning of the decade, despite the global recession in 2008.
Another driver, and ultimate beneficiary, of the changing dynamics of the gold market has been liquidity. As detailed in a World Gold Council report,14 liquidity in the gold market is far greater than commonly perceived. Greater liquidity provides assurance for larger as well as smaller investors. It also provides better pricing transparency and enables gold to be bought and sold more easily; the latter being key during times when cash may be in short supply. Furthermore, recycling markets in the West are less developed and prone to higher margins than in India for example, where jewellery can be bought and sold with ease. Increased liquidity provides a more ductile market, buffering price swings.
Finally, the global current account imbalances generated along with the emergence of BRIC countries and others have created an increased desire for sizeable holders of foreign exchange reserves to diversify. This need is a primary driver of the shift in central bank activity from net sellers to net buyers, and is expected to continue given low gold to total reserve ratios.
The recent turmoil in euro area debt markets, the consequences of global fiscal complacency, and geopolitical upheaval, has focused attention on gold as a bastion of wealth preservation, reliable collateral pledge, and monetary asset. The current environment draws parallels with similar conditions in the 1970s or 1990s and there is ample speculation that gold will mirror its behaviour in the past. However, such parallels overlook the evolution of gold fundamentals. The structure of demand and supply has changed radically over the past 40 years, driving the gold market towards increased stability, dispersion, liquidity and transparency. This evolution renders many historical parallels superficial and often fallacious.

10	Metals Economics Group, Gold discovery and costs 1999-2010.

11	Blain, Chris, 2000. Fifty-year trends in minerals discovery — Commodity and ore-type targets.

12	It should be noted that there may be differences in methodology between the two studies and as such they may not be directly comparable. However, the conclusions drawn by the authors are similar.

13	MEG 2000-2003 average = US$640mn, 2007-2010 average=US$2,740mn.

14	World Gold Council Research, Liquidity in the global gold market.

Global gold market — third quarter 2011 review
Gold demand in the third quarter of 2011 measured 1053.9 tonnes, up 6% year-on-year. Growth in investment demand more than offset a decline in gold jewellery demand. The contribution from the technology sector was stable.

The value of gold demand in US$ terms jumped to a new record of US$57.7bn, representing growth of 48% year-on-year. In year-to-date terms, gold demand is valued at US$146.5bn, a rise of 29% over the same period of 2010.
While the global gold jewellery market contracted by 10% in Q3 2011, at 465.6 tonnes demand was only 5% below the quarterly average since Q4 2008 of 490.0 tonnes. Moreover, jewellery demand in value terms was 24% higher year-on-year, at a record US$25.5bn. The rolling four quarter total for jewellery tonnage reached 2,018.2 tonnes, 2% above the four quarter period ended Q3 2010.
India, the largest jewellery market, experienced a 26% fall in tonnage demand as high and volatile gold prices, at an inauspicious time in the Hindu calendar,15 deterred consumers. A similar reaction was seen across the globe, with markets in the Middle East, South East Asia and the West generating weaker levels of demand in the face of record high gold prices and difficult economic conditions. Exceptions were China, where gold jewellery demand continued on its healthy growth path, Hong Kong, Japan and Russia.
Investment demand was the sole driver of the year-on-year increase in global gold demand during the third quarter, expanding by 33% year-on-year. At 468.1 tonnes, Q3 was the third highest quarter for investment demand on record, lower only than Q1 2009, a time when record monetary stimulus was fuelling inflation fears, and Q2 2010, when the European sovereign debt crisis erupted.
Virtually all the countries that we monitor recorded double-digit increases in demand for gold bars and coins, with the main thrust of growth coming from Europe. The only markets that experienced a contraction in gold bar and coin demand were India, Japan and the US. In value terms, total bar and coin demand grew by 79% year-on-year to a quarterly record of US$21.4bn.
Demand for ETFs and similar products of 77.6 tonnes was 58% above year-earlier levels. ETF holdings increased steadily throughout the first eight weeks of the quarter, before declining as the late August/early September peaks in the gold price prompted a notable bout of profit-taking.
The OTC investment and stock flows category of investment demand experienced net outflows of 36.7 tonnes during the quarter. This disinvestment reflected a number of factors, including dollar strength (as institutions scaling back on their exposure to the embattled euro shifted into US dollars) and a requirement for easily accessible funds to shore up portfolio losses elsewhere (i.e. institutions sold their liquid holdings of gold, which was outperforming relative to other assets).
Gold demand from the technology sector was unchanged year-on-year at 120.2 tonnes. In value terms, this translated to a 39% increase to a record US$6.6bn. Slight growth in demand in the electronics and other industrial segments was counterbalanced by a continued decline in demand for gold in dentistry.
The third quarter witnessed a 2% year-on-year expansion in the total supply of gold. An increase in mine production and recycled gold, together with an increased supply of gold to the market from minor levels of producer hedging, slightly exceeded a 126 tonne contraction in the supply of gold of gold from the official sector.

15	The Shradh period was from 13 — 27 September. In Hinduism, Shradh is the name given to the rituals performed for the departed souls of dead relatives and ancestors, particularly parents.
Gold Demand Trends | Third quarter 2011

Jewellery
Global demand for gold jewellery was 465.6 tonnes in Q3, 10% below year-earlier levels as surging gold prices during a period of economic fragility hampered demand. In value terms, demand reached a quarterly record of US$25.5bn, 24% higher than Q3 2010.
Only four markets bucked the global trend to post a year-on-year increase in jewellery demand: China, Hong Kong, Japan and Russia.
Indian demand for gold jewellery declined 26% year-on-year to 125.3 tonnes from 168.4 tonnes in Q3 2010. In value terms, demand was slightly higher at Rs314.5bn (+2% year-on-year).
Gold jewellery demand was sluggish during the seasonally slow months of July and August, which preceded the inauspicious ‘Shradh’ period in the Hindu calendar. However, the market failed to stage the usual subsequent pick-up following Shradh as heightened volatility in the gold price, which accompanied a surge to — and sharp correction from — new record levels above Rs2,800/gm (Rs87,000/oz), further dampened consumer enthusiasm. Record international prices were exaggerated in the local market by a depreciation in the rupee against the US dollar.
Despite healthy stock building among fabricators and retailers ahead of the India International Jewellery show in August and the key gold-buying festive season (beginning with Diwali on 1 October), consumers were discouraged by the high and volatile prices. Demand recovered slightly during the closing days of the quarter however, as the price dipped back to below Rs2,600/gm (Rs80,000/oz).
Consumer confidence in India has been knocked by the persistence of high domestic inflation rates. Inflation of almost 10%, as measured by the Wholesale Price Index (WPI), adversely affected jewellery demand, through its impact on both disposable income levels and general consumer sentiment.
In the context of these market conditions, consumers were seeking lighter weight jewellery (hollow but appearing heavy and big). In order to sustain demand during the lean season, some manufacturers dropped their margins to flush out accumulated inventory, while others resorted to credit terms with their retailers.
The remainder of 2011 should see demand pick up as the festive and wedding season encourages a recovery in demand. Furthermore, looking into the first quarter of 2012, the successful monsoon season this year should yield good crops, which in turn should help to ease food inflation, while also bolstering rural incomes.
In China, gold jewellery demand of 131.0 tonnes was 13% higher year-on-year, equivalent to RMB46.0bn (48% up on RMB31.0bn in Q3 2010). As a result, China was the largest single market for jewellery demand in the third quarter, accounting for 28% of global jewellery demand.
The bulk of this increase in jewellery demand was generated by China’s third and fourth tier (smaller) cities, where continued improvements in infrastructure have allowed retail chains to expand their network of stores and tap into the growing pool of demand among local consumers. This demand is being fuelled by rising income levels, a by-product of China’s rapid economic growth. Demand was buoyant ahead of the National Day holiday on 1 October, which represents a buying occasion among Chinese consumers, aided by the price correction in September.
24 carat gold jewellery was the main beneficiary of the increase in demand, with K-gold (18K) experiencing a modest decline in demand as the rising price level emphasised the investment benefits of pure gold.
Demand for gold jewellery among Chinese consumers will remain buoyant throughout the remainder of 2011, as the year-end holiday season approaches. However, recent price fluctuations may have stalled demand as consumers wait to see where the gold price stabilises. There are also indications that demand may begin to decelerate in 2012 as the market struggles to sustain its recent impressive growth rates.
In Hong Kong, third quarter gold jewellery demand grew by 28% to 6.4 tonnes. The year-on-year increase was largely driven by demand from mainland Chinese tourists, who are attracted by the preferential tax structure in Hong Kong.16 Demand among domestic consumers was relatively conservative given the environment of high and fluctuating gold prices.

16	Gold in Hong Kong is not subject to Value Added Tax (VAT) as it is in mainland China. Additionally, gold jewellery in mainland China is subject to a special consumption tax of 5% of the total sales value.

Economic growth, although forecast to decelerate over the quarters ahead, remains healthy and, together with buoyant private consumption, provides firm underpinning to jewellery demand in Hong Kong.
In Taiwan, jewellery demand of 1.2 tonnes was 24% lower year-on-year. Record gold prices kept demand in check, particularly as domestic GDP growth began to slow during the quarter. However, wedding-related gold jewellery demand held firm in the run-up to the peak wedding season, boosted by 2011 being a propitious year for getting married in Taiwan.
Although the prospects for wedding-related demand are positive over the coming quarters, as well as for gold gifts for newborns during the auspicious Year of the Dragon in 2012, the outlook for Taiwanese jewellery demand as a whole is considerably more muted. Economic weakness in Taiwan’s key export markets and flagging consumer sentiment suggest that demand for gold jewellery will be relatively subdued.
Gold jewellery demand in Japan was notably resilient in the third quarter, up 3% at 4.5 tonnes as pent up demand (following the natural and nuclear disasters that hit the country earlier in the year) was released. In local currency terms, the value of demand increased by 30% to ¥19.1bn, the highest quarterly value since Q3 2008.
In the wake of the earthquake and tsunami, the Japanese have been re-evaluating the importance of personal relationships and have chosen to express this through gifts of gold jewellery. Giving gold to friends and family has been adopted as a way of reaffirming the importance of these personal bonds.
Japan also witnessed a significant rise in the recycling of gold jewellery, which accelerated sharply in response to the strong price rise throughout the quarter, resulting in long queues to recycle old, unwanted items of jewellery. The extent of the selling back highlights the strength of new jewellery demand, which was able to outweigh the increase in recycling to generate positive net jewellery demand.
A negative response to the sharp price rise was seen throughout the smaller South East Asian (VIST)17 markets, where gold jewellery demand collectively declined by 17% year-on-year to 15.4 tonnes. The weakest result was seen in Thailand, where demand fell by 25% to 1.1 tonnes. South Korea and Indonesia posted declines of 19% and 16% respectively, while Vietnam was 14% weaker year-on-year. In Vietnam however, jewellery demand began to re-emerge towards the end of the quarter as the price corrected and the wedding season approached. Indications are also that Vietnamese consumers are becoming more accustomed to prices at higher levels and underlying sentiment remains very positive.
Gold jewellery demand in Turkey was in line with the global total, down 10% year-on-year. This was a resilient result relative to markets in the Middle East, but as the comparison is being made with a weak Q3 2010 it would be somewhat misleading to draw a conclusion of healthy third quarter demand. However, the rolling four-quarter total of demand was virtually unchanged and has been remarkably steady for around 8 quarters, suggesting that demand could be establishing something of a base. In local currency terms, third quarter demand was valued at TL2.5bn, 44% stronger than year-earlier levels.
The 22-carat segment was the worst affected by the decline in Turkish demand. This may seem somewhat counter-intuitive given that it is often considered a proxy for investment gold, but is reflective of the higher margins levied on jewellery products than on gold coins. Indications are that Turkish jewellery demand will remain restrained as bullish price expectations keep the spotlight on investment gold products.
Markets across the Middle Eastern region were universally weaker year-on-year in terms of tonnage demand; the region as a whole declined by 28% to 38.5 tonnes. The weakest performance was seen in Egypt, where demand fell by 43% year-on-year to 8.8 tonnes, as the market continued to feel the effects of the Arab Spring through a decline in tourism, foreign investment and disposable income. The remaining markets of Saudi Arabia, UAE and the Other Gulf states were between 20-24% weaker. Demand of 11.0 tonnes in the UAE (-24% year-on-year) echoed the decline in India as expatriates from the Indian subcontinent reduced their demand for 22 carat jewellery in response to the volatile price action. Demand for 21 carat gold, largely a reflection of local demand, was weaker still, but the gem-set and 18 carat segments were well supported by solid demand among European and Russian tourists.

17	This term was introduced in Gold Demand Trends second quarter 2011 as an acronym for the South East Asian markets of Vietnam, Indonesia, South Korea and Thailand.
Gold Demand Trends | Third quarter 2011

Gold jewellery demand in the US extended its downward trend during the third quarter. The high gold price environment, in the context of continued economic difficulties, resulted in a 12% decline in the volume of demand to 30.9 tonnes. In value terms, demand was up 23% year-on-year at US$1.7bn. In a continuation of the trends that we have noted for some time, gold jewellery continues to suffer at the hands of an unconstructive economic environment. The trend among major retail chains for lighter-weight gold jewellery, gem-set and silver jewellery is now increasingly filtering down to the independent retailers. Substitution to alternative materials is an ongoing pattern with steel jewellery growing in popularity as even silver jewellery has been a victim of its rising price over the year so far.
Q3 was another weak quarter for the European markets. Gold jewellery demand in Italy and the UK fell by 22% and 15% respectively from the year-earlier period. Once again, fresh record highs in the gold price combined with a very fragile European economic scenario served to weaken demand for gold jewellery in both markets.
The value of Italian gold demand was unchanged year-on-year at €161.0mn, while the value of demand in the UK grew by 14% to £132.3mn. In Italy, the recent trend of consumers shifting away from gold towards other jewellery seemed to have abated, with demand all but seizing up for all jewellery, reflecting the severity of domestic economic conditions. Hallmarking data for the UK showed a decline in activity across the carat spectrum, with the exception of pure 24-carat gold, compared with already-weak numbers for 2010.
At 18.3 tonnes, Russia witnessed the highest level of quarterly gold jewellery demand since Q4 2008. Russian consumers are increasing their demand for branded, fashionable jewellery pieces, with an increasing awareness of the warranties being offered. This is resulting in an increasingly competitive environment for Russian jewellery manufacturers looking to satisfy more exacting demands for design and quality assurance.
Technology
Third quarter gold demand in the technology sector was unchanged year-on-year at 120.2 tonnes, a relatively robust result given the environment of high prices and faltering economic growth in many key markets. Signals are emerging from the market that global growth in this sector for the remainder of this year and 2012 will be difficult to achieve as the weak global economy negatively impacts consumer confidence and potentially reduces demand. While tonnage demand did not expand from year-earlier levels, technology demand in value terms has risen in line with the increase in average gold prices for the period. As a result, global technology demand stood at a record quarterly value — US$6.6bn.
With Japanese industrial production having contracted every month since the devastating earthquake and tsunami, strong gains in Chinese demand were chiefly responsible for the modest rise in this segment. Demand for gold used in other industrial and decorative applications recorded a marginal increase, with double digit growth in China almost entirely offset by falls across much of the industrialised world. Lastly, demand for gold for dental use suffered heavily, slumping 9% from the corresponding period in 2010 as gold prices rallied to new record levels.
The electronics sector recorded a modest 1% year-on-year rise in Q3 as global demand in this segment remained resilient in the face of a difficult economic environment. Demand of 87.1 tonnes was equivalent to US$4.8bn (up 40% year-on-year) in value terms. Despite this apparently buoyant picture, analysts are increasingly suggesting that the electronics industry is starting to face stiff head winds as several key economies around the world confront serious economic challenges. Western markets were notably soft with little “back to school” demand present after the summer holidays, which left growth from across East Asia (mainly China) to offset declines or slowdowns in fabrication demand from industrialised nations.
According to the Semiconductor Industry Association (SIA), worldwide sales of semi-conductors (the major consumer of gold in this segment) were US$25.8bn for the month of September, an increase of 2.7% from sales of US$25.1bn the prior month. Over the year to end-August, sales grew 2.2% year-on-year, partly as a result of rising demand in netbook and tablet segments (industry analysts iSuppli estimate that worldwide tablet shipments will exceed 60 million units in 2011, with Apple accounting for 73.6% of those). Another notable area of growth highlighted by the SIA has been the increased semiconductor content in cars; automotive application-specific semiconductors have experienced double digit growth over the year-to-date according to the industry body.

However, many of these gains were offset by lower consumer and industrial demand across a wide range of other products and markets. An area of potential concern for the electronics industry has been the increasing level of semiconductor stock build-up in the last few months. Inventories held by semiconductor suppliers in the third quarter of 2011 rose to historic highs, raising concerns over the near-term outlook for the chip market.
Turning briefly to individual markets, China dominated growth for the period, rising by over 10% year-on-year, though other key markets also recorded a modest rise in demand. Japanese output remained muted following the decline in fabrication after the country’s natural disasters in March. US demand was broadly flat, while a modest decline in demand was witnessed in Germany.
Demand from the other industrial and decorative segment remained subdued, rising by just over 1% year-on-year to 22.3 tonnes (up 40% to US$1.2bn in value terms). However, trends across world markets were diverse, with stronger demand from East Asia (predominately China which rose 10% year-on-year) offset by falls in the euro area, United States and India. A gloomier economic outlook in western markets contributed to the decline in demand in these areas. However, of greater importance was the high gold price environment, which had an impact on the electroforming sector. Political events were also relevant here as much of the jewellery produced by electroforming is sold in North Africa, where markets were disrupted by the events of the Arab Spring. In contrast, Chinese demand continued to be bolstered by demand for electroplated giftware and plated accessories (driving demand for gold potassium cyanide higher), with higher yuan gold prices having only a minimal impact on consumers’ appetite for these items.
Finally, gold used in dental applications is estimated to have fallen 9% year-on-year to a new record low (on the basis of Thomson Reuters GFMS’ records back to 1968) as sharply higher gold prices for the period intensified the ongoing substitution to base metals and palladium. In addition, gold’s market share continues to be eroded by the use of ceramics in this segment, with falling prices in this application warmly received by those with cosmetic concerns. In value terms, dental demand maintained a solid level of growth, up 26% at US$589.3mn.
Investment
Gold investment demand (all demand for gold bars and coins and ETFs and similar products) reached 468.1 tonnes in the third quarter, a year-on-year gain of 33%. This generates a record quarterly demand value of US$25.6bn, almost double the US$13.9bn witnessed in Q3 2010.
The inclusion of demand from OTC investment and stock flows gives a quarterly total for investment demand of 431.4 tonnes, 23% up year-on-year. In value terms, this equates to a record US$23.6bn.
Investment in gold bars, official coins and ETFs collectively generated an additional 120 tonnes of demand over Q3 2010. This was partly offset by a small negative contribution from the two remaining segments of investment demand: medals and imitation coins (-4.3 tonnes) and OTC investment and stock flows (-36.6 tonnes).
The market for ETFs and similar products experienced considerable growth compared with both the year earlier period and the previous quarter. As the gold price rose throughout July and August, demand also gathered strength. A wave of profit-taking was seen in late August/early September as the price peaked and then corrected, before renewed buying interest emerged towards the end of the quarter as lower price levels were seen as an opportunity. ETFs were also seen to be growing in popularity in markets such as India and Japan.
The OTC investment and stock flows category of gold demand experienced outflows of 36.7 tonnes in the third quarter, compared with flat net demand in Q3 2010. OTC activity followed a similar pattern to ETF demand during the quarter, as increasing demand in the first two months gave way to selling. The more speculative element of the investment market undertook considerable profit-taking in September as the euro crises deepened (resulting in a wave of US dollar-buying, at the expense of gold) and as gold’s outperformance year-to-date made it a candidate for profit-taking in order to compensate for portfolio losses generated by other poorly performing assets.
Gold Demand Trends | Third quarter 2011

Total bar and coin demand surged 29% year-on-year to reach 390.5 tonnes, worth US$21.4bn. The two largest elements of total bar and coin demand, physical bar demand and official coin demand, both witnessed year-on-year growth rates in excess of 30%, while demand in the smaller medals and imitation coins segment declined by 18%. Global trends were noted during the third quarter of strong buying throughout July and August, then a sharp bout of profit-taking as the price peaked and pulled back, followed by a period of investors adopting a ‘wait and see’ attitude as they looked for the price to stabilise.
With the exception of India, Japan and the US, all markets recorded an increase in demand for gold bars and coins. Only two (Thailand and Saudi Arabia) posted gains of less than 10%; the remainder all witnessed very strong double-digit growth in investment demand. A number of factors were behind this growth, chief among them being high inflation in a number of countries, concerns over the worsening European sovereign debt crisis, and the solid returns generated by gold, particularly in comparison with the relatively poor performance of many other investments.
Despite an 18% year-on-year decline in investment demand, India remained the largest single market for gold bars and coins in the third quarter, clocking up 78.0 tonnes of demand, equivalent in local currency terms to a value of Rs195.8bn. A long-established characteristic of the Indian market has been that consumers — whether buying investment gold or jewellery — are discouraged by volatility in the gold price.
This trend was much in evidence again in the third quarter, as the international gold price surged to new record highs, which were further exaggerated in the local market due to a depreciation in the rupee versus the dollar. The resultant increase in volatility sidelined many investors during the closing weeks of the quarter. However, the supportive background for Indian demand remains very much in place, with inflation still a concern and price expectations among Indian investors remaining positive.
In China, investor interest in gold bars and coins expanded 24% to yield quarterly investment of 60.2 tonnes. In local currency value terms, this was equivalent to RMB21.1bn, up 63% year-on-year.
The increase was largely the result of continued concerns over elevated rates of domestic inflation and the expectation among China’s investor community of further rises in the gold price. The relatively poor performance of alternative main stream assets such as the stock market and real estate also helped to fuel rising demand. The Gold Accumulation Plan (GAP), jointly launched by ICBC and the World Gold Council in December 2010, reached 2 million accounts during September. Year-to-date sales exceeded 19 tonnes.
Although absolute volumes remained trivial (0.5 tonnes), investment demand in Hong Kong generated a year-on-year growth rate of 52%. Mainland Chinese tourists, attracted by the tax advantages to buying gold in Hong Kong, accounted for the bulk of the increase. In Taiwan, third quarter demand for gold bars and coins more than trebled from the same period of 2010. While profit-taking activity continued to thrive in the environment of record prices, fresh investor buying outweighed this selling back to generate positive net new investment demand of 1.5 tonnes. Good two-way trading in the Bank of Taiwan’s Gold Passbook18 was reported, with purchases outweighing sales.
In Japan, despite healthy purchases of gold bars and coins, profit-taking exceeded net new buying by 17.9 tonnes (versus 9.6 tonnes of disinvestment in Q3 2010) as prices above ¥4,000/g were seen as a sell signal among Japanese investors. Selling back of existing holdings was accelerated to some degree by the prospect of a change to tax laws due to be introduced in 2012, which will require traders handling transactions of gold (and platinum) bars and coins in excess of ¥2mn to submit payment records to the tax authorities.
Among the remaining South East Asian markets, all of which experienced year-on-year growth in investment demand, Vietnam put on the strongest performance. Demand for bars and coins jumped 78% to 33.8 tonnes (a rise of 141% from the previous quarter). Inflation remains the main driver of investment demand in Vietnam, with prices rising at rates of around 22-23% per annum. Negative real interest rates (of around -8 to -9%) make savings accounts an unappealing prospect for most Vietnamese investors, who have also shied away from the poorly performing stock and real estate markets. Gold tael bars have been the main beneficiary of these trends and the granting of official import quotas, totalling 25 tonnes, by the State Bank of Vietnam did little to ease the soaring local premium on gold, which reached levels of around US$15-20/oz.
Indonesia (5.1 tonnes) and South Korea (1.5 tonnes) remain relatively small markets for gold bar and coin investment, but growth rates were nevertheless impressive at +46% and +15% respectively. The rise was largely price-generated, although Indonesian demand was boosted by considerable media coverage of gold’s performance.
In Thailand, gold investment demand increased by 7% year-on-year to 21.5 tonnes, totalling US$1.2bn in value. Speculators provided the main thrust of this demand, but despite a strong wave of profit-taking towards the end of the quarter, the net result was a healthy positive quarter for investment demand.

18	The Gold Passbook is a type of savings account, which was launched in 1997.

A 60% rise in investment demand in Turkey generated a quarterly total of 26 tonnes. In value terms, this was equivalent to TL2.5bn, compared with a value of less than TL1.0bn in the year earlier period. Turkish coin minting has surged in response to a near doubling of investment demand over the year-to-date. Notably, demand during August was characterised by very strong interest in investment coins, compared with gift coins which are usually the more dominant form of investment in Turkey. This pattern of demand is an indication of bullish expectations for the gold price among Turkish investors.
Middle Eastern investment demand for gold bars and coins was up 9% year-on-year at 9.7 tonnes, reaching the highest level since the 10.3 tonnes seen in Q4 2008 — itself a time of extreme global economic and financial uncertainty. Stronger investment demand across the region compensated to some extent for the decline in jewellery demand and was underpinned by rising price expectations together with continued regional and global uncertainty. Egypt generated the strongest growth, with demand there rising by 60% year-on-year and although absolute levels of demand remain negligible at 0.8 tonnes, the value of this demand reached a record £E261.0mn.19 In the UAE, demand increased 12% to 3.1 tonnes, while demand of 0.9 tonnes in the Other Gulf group of countries was 21% up year-on-year.
Saudi Arabia remains the largest market in the region, at 4.8 tonnes. This was unchanged from Q3 2010, but is a firm result in a historical context: average investment demand for Saudi Arabia from Q3 2007 to Q2 2011 was 3.1 tonnes.
As a region, Europe accounted for 30% of total bar and coin demand and generated growth of 135% year-on-year. Demand of 118.1 tonnes equated to a record quarterly value of €4.6bn as fears generated by the deepening sovereign debt crisis in Europe were manifested in a strong desire to buy gold. Gold bars were the main beneficiary of the huge upsurge in demand, with some bar dealers in the region reporting their busiest quarter ever.
The strongest growth in the region was seen in France, where gross purchases outweighed profit-taking to the tune of 4.9 tonnes (vs. 0.3 tonnes in Q3 2010). Notably, for a country with significant inherited stocks of gold where selling back is a key feature of the market, reports indicate virtually no selling activity in July as investors focused on the wealth preservation benefits of their gold holdings and instead chose to shore up their holdings substantially.
With demand of 59.3 tonnes, Germany remains the largest bar and coin market in the region and the third largest market globally. Demand for gold bars and coins more than doubled from the 24.1 tonnes in Q3 2010, posting the second highest quarter on record. The increase was primarily the result of large-scale investors increasing their exposure to gold by building on their existing holdings.
A more than doubling of demand for gold bars and coins in Switzerland was accompanied by a rise in demand for metal accounts. Demand was boosted by 121% to 37.2 tonnes, equal to a record CHF1.7bn. A number of factors contributed to this growth: the rising gold price; intensifying concerns over the financial viability of members of the eurozone; and the surprise intervention by the Swiss National Bank to peg the Swiss Franc to the euro, which impacted the Swiss currency’s status as a refuge for wealth.
Demand in the remaining countries classified as ‘Other Europe’ jumped 83% to 16.7 tonnes. Despite healthy growth, these markets collectively accounted for a smaller percentage of the European total as they were unable to keep pace with the strength of demand growth in the three main markets.
US investors did not react with the same urgency to the crisis engulfing Europe. Although investment demand of 21.5 tonnes was 9% above the previous quarter, the year-on-year comparison shows a 13% decline. Demand for American eagle gold coins fell in September as investors favoured silver coins, sales of which rocketed towards the end of the quarter as the silver price pulled back sharply. Although continued fragility of the US economy provides firm underpinning to gold investment demand, the record price level had the dual effect of encouraging profit taking and imposing budget constraints on beleaguered retail investors.

19	£E refers to Egyptian pounds.
Gold Demand Trends | Third quarter 2011

Supply
The total supply of gold reached 1,034.4 tonnes in Q3, 2% higher than year-earlier levels. All components of supply contributed to the year-on-year increase, with the exception of central banks where increased purchases reduced the supply of gold to the market.
Mine production increased by 5% to 746.2 tonnes during the third quarter as a number of operations globally either came on stream or ramped up production. Growth was geographically widespread, across the African, CIS and Latin American regions.
In Africa, production was boosted by Burkina Faso’s new Essakane mine, which started up in mid-2010, and a ramping up of production at the Inata operation.
The ramp-up of Randgold Resources’ Tongon mine was the reason for growth in production in Cote d’Ivoire. The mine was relatively unaffected by escalating political tension in the country. Smaller increases in production in Africa were seen in Eritrea, from new start-up Bisha mine, as well as in Ghana and Sudan.
A rise in production in the CIS region was attributable to increased production in Russia (largely due to the ramping up of the Blagodatnoye and Malomir operations) and Kazakhstan, as production ramped up at Altyntau Kokshetau.
Further increases in production were noted in Mexico, Peru and Canada, while production in Australia, Indonesia and the US declined.
The third quarter witnessed insignificant levels of producer hedging activity, compared with modest levels of net de-hedging in the year earlier period. Net new hedging is estimated at 10 tonnes in the quarter, compared with de-hedging of 54.4 tonnes in Q3 2010. Total hedging for the year-to-date amounts to 21.9 tonnes as ongoing (trivial) deliveries into existing hedges have been marginally outweighed by modest new (largely project-related) hedging.
Turning to the official sector, this was again a source of negative supply in the third quarter. Net purchases amounted to 148.4 tonnes as a number of banks sought to bolster their allocation to gold as a percentage of total reserves.
The Russian central bank’s well-publicised programme of buying local production remained on track. It’s Q3 gold purchases amounted to 15 tonnes, taking its total holdings to around 852 tonnes.
In Bolivia, gold reserves were boosted by 14 tonnes as the central bank made two monthly purchases of 7 tonnes in August and September. Subsequently, a new legal bill has been passed introducing a formal process for the central bank to buy domestically-produced gold. Bolivia’s annual production of gold, most of which is currently exported, averaged around 8 tonnes over the last five years.
Thailand extended its recent string of purchases, increasing its gold reserves by a further 25 tonnes over the course of the quarter. Additional purchases were made by a number of countries’ central banks, which cannot currently be identified due to confidentiality restrictions.
The end of the quarter coincided with the end of the second year of the third Central Bank Gold Agreement (CBGA). Sales by signatory central banks during the third quarter were virtually non-existent and amounted to just 1.1 tonnes during the entire agreement year. Total sales for the year amounted to 53.3 tonnes, due to the additional 52.2 tonnes of gold sold by the IMF as part of its limited gold sales programmes. European central banks’ appetite for gold sales has dissipated since the onset of the financial crisis as the period of intense economic and financial market turbulence has emphasised the stability provided by gold to a central banks’ reserves.
Third quarter recycling activity accounted for 426.5 tonnes of supply in the third quarter, up 13% year-on-year. In the context of a 39% rise in the quarterly average gold price, and record prices reached during the quarter, this rise can be considered relatively modest. That the supply of recycled gold did not accelerate further is an indication of the strength of bullish price expectations among gold consumers globally, as well as the lack of near-market supplies of old gold. Anecdotal evidence suggests a strong run up in the price would be required to generate the next significant wave of recycling.
The pattern of recycling across individual markets was varied, with activity relatively muted in China, the Middle East and northern Europe. Conversely, the US and southern European markets witnessed solid growth in the supply of recycled gold.

Gold demand statistics
Demand
Table 1: Gold demand1 (tonnes)

											Q3’11
											vs
											Q3’10	4-quarter
	2009	2010	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11[2]	% chg	% chg[3]
Jewellery	1,813.6	2,016.8	520.5	521.3	416.7	518.9	559.9	538.9	453.8	465.6	-10	2

Technology	409.8	466.4	112.5	114.1	116.1	120.1	116.2	114.1	117.3	120.2	0	1
Electronics	274.9	326.8	77.5	78.8	80.4	86.2	81.4	79.8	83.3	87.1	1	3
Other industrial	82.2	90.9	21.8	22.4	23.3	22.0	23.2	22.6	23.1	22.3	1	2
Dentistry	52.7	48.7	13.2	12.8	12.4	11.8	11.6	11.8	11.0	10.8	-9	-10

Investment	1,393.2	1,517.2	250.6	247.8	574.2	352.1	343.0	313.9	373.7	468.1	33	5
Total bar and coin demand	776.1	1,149.5	208.8	243.0	282.6	303.0	320.8	375.9	322.0	390.5	29	36
Physical bar demand	483.1	848.6	132.9	175.2	197.9	222.1	253.4	292.4	245.4	294.2	32	49
Official coin	234.1	212.5	55.7	45.3	68.8	56.6	41.9	61.8	51.5	76.2	35	2
Medals/imitation coin	58.9	88.3	20.3	22.5	16.0	24.3	25.5	21.7	25.1	20.0	-18	11
ETFs and similar products[4]	617.1	367.7	41.7	4.7	291.6	49.1	22.3	-62.1	51.7	77.6	58	-77

Gold demand	3,616.6	4,000.4	883.6	883.1	1,107.0	991.1	1,019.1	966.9	944.9	1,053.9	6	3

London PM fix (US$/oz)	972.3	1,224.5	1,099.6	1,109.1	1,196.7	1,226.8	1,366.8	1,386.3	1,506.1	1,702.1	39	29

1	Gold demand excluding central banks.

2	Provisional.

3	Percentage change, 12 months ended Sep 2011 vs 12 months ended Sep 2010.

4	Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, Claymore Gold Bullion ETF, Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubushi Physical Gold ETF, Credit Suisse Xmtch and Dubai Gold Securities.
Source: LBMA, Thomson Reuters GFMS, World Gold Council
Table 2: Gold demand1 (US$mn)

											Q3’11
											vs
											Q3’10	4-quarter
	2009	2010	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11[2]	% chg	% chg[3]
Jewellery	56,695	79,399	18,402	18,588	16,033	20,466	24,604	24,019	21,976	25,480	24	31

Technology	12,811	18,363	3,979	4,067	4,466	4,736	5,106	5,087	5,682	6,577	39	30
Electronics	8,595	12,867	2,739	2,811	3,094	3,401	3,576	3,555	4,032	4,769	40	32
Other industrial	2,568	3,579	771	799	896	869	1,020	1,005	1,119	1,219	40	31
Dentistry	1,648	1,916	468	458	477	467	510	527	531	589	26	15

Investment	43,555	59,730	8,858	8,836	22,094	13,888	15,073	13,989	18,095	25,617	84	36
Total bar and coin demand	24,264	45,254	7,383	8,667	10,875	11,952	14,095	16,756	15,592	21,370	79	74
Physical bar demand	15,104	33,409	4,698	6,249	7,615	8,760	11,133	13,033	11,883	16,101	84	91
Official coin	7,319	8,367	1,969	1,614	2,646	2,233	1,842	2,755	2,495	4,171	87	33
Medals/imitation coin	1,841	3,477	716	804	615	959	1,120	968	1,214	1,097	14	42
ETFs and similar products[4]	19,291	14,476	1,475	169	11,219	1,937	978	-2,767	2,502	4,247	119	-66

Gold demand	113,061	157,492	31,238	31,491	42,594	39,090	44,783	43,095	45,753	57,673	48	32

1	Gold demand excluding central banks.

2	Provisional.

3	Percentage change, 12 months ended Sep 2011 vs 12 months ended Sep 2010.

4	Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, Claymore Gold Bullion ETF, Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubushi Physical Gold ETF, Credit Suisse Xmtch and Dubai Gold Securities.
Source: LBMA, Thomson Reuters GFMS, World Gold Council
Gold Demand Trends | Third quarter 2011

Table 3: Total investment demand1 (tonnes except where specified)

											Q3’11
											vs
											Q3’10	4-quarter
	2009	2010	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11[2]	% chg	% chg[3]
Investment	1,393.2	1,517.2	250.6	247.8	574.2	352.1	343.0	313.9	373.7	468.1	33	5
Total bar and coin demand	776.1	1,149.5	208.8	243.0	282.6	303.0	320.8	375.9	322.0	390.5	29	36
Physical bar demand	483.1	848.6	132.9	175.2	197.9	222.1	253.4	292.4	245.4	294.2	32	49
Official coin	234.1	212.5	55.7	45.3	68.8	56.6	41.9	61.8	51.5	76.2	35	2
Medals/imitation coin	58.9	88.3	20.3	22.5	16.0	24.3	25.5	21.7	25.1	20.0	-18	11
ETFs and similar products[4]	617.1	367.7	41.7	4.7	291.6	49.1	22.3	-62.1	51.7	77.6	58	-77
OTC investment and stock flows[5]	464.3	151.1	130.1	2.6	-4.5	-0.1	153.2	-119.3	72.6	-36.7	—	-45

Total investment	1,857.6	1,668.3	380.6	250.4	569.7	352.0	496.2	194.5	446.3	431.4	23	1

Total investment US$mn	58,071	65,679	13,456	8,927	21,920	13,884	21,805	8,670	21,610	23,609	70	30

1	Total investment demand excluding central banks.

2	Provisional.

3	Percentage change, 12 months ended Sep 2011 vs 12 months ended Sep 2010.

4	Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, Claymore Gold Bullion ETF, Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubushi Physical Gold ETF, Credit Suisse Xmtch and Dubai Gold Securities.

5	This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.
Source: LBMA, Thomson Reuters GFMS, World Gold Council
Table 4: Gold supply and demand World Gold Council presentation

											Q3’11
											vs
											Q3’10	4-quarter
	2009	2010	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11[1]	% chg	% chg[2]
Supply
Mine production	2,589.1	2,685.8	677.5	619.3	656.7	710.9	698.9	646.6	693.8	746.2	5	5
Net producer hedging	-236.4	-108.4	-108.9	-18.7	18.8	-54.4	-54.1	6.1	5.9	10.0	—	—
Total mine supply	2,352.7	2,577.4	568.5	600.6	675.5	656.5	644.8	652.7	699.6	756.2	15	10
Official sector sales[3]	33.6	-77.0	-10.2	-58.4	-13.7	-22.6	17.6	-133.8	-66.5	-148.4	—	—
Recycled gold	1,694.7	1,651.0	408.4	368.1	441.9	379.1	462.0	347.4	410.7	426.5	13	3

Total supply	4,080.9	4,151.5	966.6	910.4	1,103.7	1,013.0	1,124.4	866.3	1,043.8	1,034.4	2	2

Demand
Fabrication
Jewellery	1,813.6	2,016.8	473.5	545.9	417.9	540.9	512.0	557.6	480.2	482.8	-11	3
Technology	409.8	466.4	112.5	114.1	116.1	120.1	116.2	114.1	117.3	120.2	0	1
Sub-total above fabrication	2,223.3	2,483.2	586.0	660.0	534.0	661.0	628.2	671.8	597.5	602.9	-9	2
Total bar and coin demand[4]	776.1	1,149.5	208.8	243.0	282.6	303.0	320.8	375.9	322.0	390.5	29	36
ETFs and similar	617.1	367.7	41.7	4.7	291.6	49.1	22.3	-62.1	51.7	77.6	58	-77
Gold demand (fabrication basis)	3,616.6	4,000.4	836.6	907.8	1,108.2	1,013.2	971.2	985.6	971.2	1,071.1	6	3
OTC investment and stock flows[5]	464.3	151.1	130.1	2.6	-4.5	-0.1	153.2	-119.3	72.6	-36.7	—	-45

Total demand	4,080.9	4,151.5	966.6	910.4	1,103.7	1,013.0	1,124.4	866.3	1,043.8	1,034.4	2	2

London PM fix (US$/oz)	972.3	1,224.5	1,099.6	1,109.1	1,196.7	1,226.8	1,366.8	1,386.3	1,506.1	1,702.1	39	29

1	Provisional.

2	Percentage change, 12 months ended Sep 2011 vs 12 months ended Sep 2010.

3	Excluding any delta hedging of central bank options.

4	Total bar and coin demand combines the investment categories previously identified as relating to ‘retail’ demand.

5	This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.
Source: LBMA, Thomson Reuters GFMS, World Gold Council. Data in this table are consistent with those published by GFMS in their Gold Survey but adapted to the World Gold Council’s presentation and take account of the additional demand data now available. The “OTC investment and stock flows” figure differs from the “implied net (dis)investment” figure in GFMS’ supply and demand table as it excludes “ETFs and similar”. ‘Total bar and coin demand’ is equal to GFMS’ ‘Physical bar investment’ plus the ‘Official coin’ and ‘Medals/imitation coin’ categories. Note that jewellery data refer to fabrication and quarterly data differ from those for consumption in Tables 1 and 2.

Table 5: Consumer demand in selected countries: Q3 2011 (tonnes)

	Q3’10			Q3’11*			Q3’11* vs Q3’10, % chg
		Total bar			Total bar			Total bar
		and coin			and coin			and coin
	Jewellery	invest	Total	Jewellery	invest	Total	Jewellery	invest	Total
India	168.4	95.5	263.9	125.3	78.0	203.3	-26	-18	-23
Greater China	122.9	49.3	172.2	138.6	62.2	200.7	13	26	17
China	116.3	48.6	164.9	131.0	60.2	191.2	13	24	16
Hong Kong	5.0	0.3	5.3	6.4	0.5	6.9	28	52	29
Taiwan	1.6	0.4	2.0	1.2	1.5	2.7	-24	275	37
Japan	4.4	-9.6	-5.3	4.5	-17.9	-13.4	3	—	—
Indonesia	10.8	3.5	14.3	9.1	5.1	14.2	-16	46	-1
South Korea	3.4	1.3	4.7	2.8	1.5	4.3	-19	15	-10
Thailand	1.5	20.0	21.5	1.1	21.5	22.6	-25	7	5
Vietnam	2.9	19.0	21.9	2.5	33.8	36.3	-14	78	66
Middle East	53.7	8.9	62.6	38.5	9.7	48.1	-28	9	-23
Saudi Arabia	17.2	4.8	22.0	13.4	4.8	18.2	-22	0	-17
Egypt	15.5	0.5	16.0	8.8	0.8	9.6	-43	60	-40
UAE	14.4	2.8	17.2	11.0	3.1	14.1	-24	12	-18
Other Gulf	6.6	0.8	7.3	5.3	0.9	6.2	-20	21	-16
Turkey	29.4	16.2	45.7	26.5	26.0	52.6	-10	60	15
Russia	15.5	—	15.5	18.3	—	18.3	18	—	18
USA	35.0	24.6	59.6	30.9	21.5	52.4	-12	-13	-12
Italy	5.3	—	5.3	4.2	—	4.2	-22	—	-22
UK	4.6	—	4.6	3.9	—	3.9	-15	—	-15
Europe ex CIS	—	50.3	50.3	—	118.1	118.1	—	135	135
France	—	0.3	0.3	—	4.9	4.9	—	—	—
Germany	—	24.1	24.1	—	59.3	59.3	—	146	146
Switzerland	—	16.8	16.8	—	37.2	37.2	—	121	121
Other Europe	—	9.1	9.1	—	16.7	16.7	—	83	83

Total above	457.6	279.0	736.7	406.1	359.5	765.6	-11	29	4

Other	61.3	24.0	85.2	59.5	31.0	90.5	-3	29	6

World total	518.9	303.0	821.9	465.6	390.5	856.1	-10	29	4

*	Provisional.

Source:	Thomson Reuters GFMS, World Gold Council
Gold Demand Trends | Third quarter 2011

Table 6: Indian supply estimates (tonnes)

Figures in tonnes	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11[1]	2010
Supply
Net imports, available for domestic consumption	250	281	286	267	200	958
Domestic supply from recycled gold	22	25	10	10	15	81
Domestic supply from other sources[2]	3	2	3	3	2	10
Equals total supply[3]	272	306	313	280	213	1042

1	Provisional.

2	Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.

3	This supply can be consumed across the three sectors — jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.
Source: Thomson Reuters GFMS
Table 7: Consumer demand in selected countries: Q3 2011 (value, US$mn)

	Q3’10			Q3’11*			Q3’11* vs Q3’10, % chg
		Total bar			Total bar			Total bar
		and coin			and coin			and coin
	Jewellery	invest	Total	Jewellery	invest	Total	Jewellery	invest	Total
India	6,642	3,767	10,408	6,857	4,269	11,125	3	13	7
Greater China	4,845	1,944	6,790	7,584	3,402	10,986	57	75	62
China	4,587	1,916	6,503	7,169	3,293	10,461	56	72	61
Hong Kong	197	13	210	350	27	378	78	110	80
Taiwan	61	16	77	65	82	147	6	420	91
Japan	172	-380	-209	246	-980	-733	44	—	—
Indonesia	424	138	562	496	279	775	17	102	38
South Korea	134	51	185	150	82	233	12	60	25
Thailand	58	790	848	60	1,179	1,239	5	49	46
Vietnam	116	749	865	138	1,850	1,988	19	147	130
Middle East	2,118	350	2,468	2,104	529	2,633	-1	51	7
Saudi Arabia	678	189	868	733	263	996	8	39	15
Egypt	613	20	632	482	44	525	-21	122	-17
UAE	568	110	678	602	171	773	6	55	14
Other Gulf	259	31	289	287	51	339	11	68	17
Turkey	1,161	640	1,801	1,452	1,425	2,877	25	123	60
Russia	611	—	611	1,001	—	1,001	64	—	64
USA	1,380	972	2,352	1,694	1,177	2,870	23	21	22
Italy	209	—	209	227	—	227	9	—	9
UK	180	—	180	213	—	213	18	—	18
Europe ex CIS	—	1,984	1,984	—	6,460	6,460	—	226	226
France	—	12	12	—	268	268	—	—	—
Germany	—	951	951	—	3,245	3,245	—	241	241
Switzerland	—	663	663	—	2,036	2,036	—	207	207
Other Europe	—	359	359	—	911	911	—	154	154

Total above	18,049	11,006	29,055	22,223	19,672	41,895	23	79	44

Other	2,416	946	3,362	3,257	1,697	4,954	35	79	47

World total	20,466	11,952	32,417	25,480	21,370	46,849	24	79	45

*	Provisional.
Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 8: Consumer demand in selected countries: four-quarter totals (tonnes)

	12 months ended Q3’10			12 months ended Q3’11*			Year on Year % chg
		Total bar			Total bar			Total bar
		and coin			and coin			and coin
	Jewellery	invest	Total	Jewellery	invest	Total	Jewellery	invest	Total
India	618.9	305.3	924.2	649.9	409.1	1,059.0	5	34	15
Greater China	448.0	153.2	601.2	541.5	267.2	808.7	21	74	35
China	420.6	158.3	578.8	508.9	260.8	769.7	21	65	33
Hong Kong	19.7	1.0	20.7	25.6	1.7	27.3	30	62	32
Taiwan	7.8	-6.1	1.7	7.0	4.8	11.7	-11	—	580
Japan	19.9	-63.9	-43.9	17.3	-42.4	-25.2	-14	—	—
Indonesia	34.5	4.0	38.5	30.5	22.1	52.6	-11	453	37
South Korea	17.0	-1.0	16.0	14.9	2.2	17.1	-12	—	7
Thailand	6.6	62.7	69.2	5.5	54.6	60.0	-17	-13	-13
Vietnam	14.9	58.4	73.3	14.5	83.4	97.9	-3	43	34
Middle East	211.2	27.3	238.5	172.1	31.9	204.0	-19	17	-14
Saudi Arabia	69.8	13.6	83.4	57.0	15.3	72.3	-18	13	-13
Egypt	54.5	2.2	56.7	36.2	2.4	38.6	-34	11	-32
UAE	64.2	9.8	74.0	59.0	11.5	70.5	-8	18	-5
Other Gulf	22.8	1.7	24.5	19.9	2.7	22.6	-12	57	-8
Turkey	72.1	38.2	110.2	71.2	69.0	140.2	-1	81	27
Russia	66.1	—	66.1	70.0	—	70.0	6	—	6
USA	137.7	116.2	253.8	119.3	94.2	213.5	-13	-19	-16
Italy	38.6	—	38.6	31.9	—	31.9	-17	—	-17
UK	30.6	—	30.6	25.2	—	25.2	-18	—	-18
Europe ex CIS	—	252.5	252.5	—	323.3	323.3	—	28	28
France	—	0.4	0.4	—	6.6	6.6	—	—	—
Germany	—	117.3	117.3	—	154.2	154.2	—	31	31
Switzerland	—	85.8	85.8	—	112.3	112.3	—	31	31
Other Europe	—	49.0	49.0	—	50.2	50.2	—	3	3

Total above	1,716.0	952.8	2,668.9	1,763.7	1,314.7	3,078.4	3	38	15

Other	261.3	84.7	346.0	254.6	94.5	349.1	-3	12	1

World total	1,977.4	1,037.5	3,014.9	2,018.2	1,409.2	3,427.4	2	36	14

*	Provisional.
Source: Thomson Reuters GFMS, World Gold Council
Gold Demand Trends | Third quarter 2011

Table 9: Consumer demand in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q3’10			12 months ended Q3’11*			Year on Year % chg
		Total bar			Total bar			Total bar
		and coin			and coin			and coin
	Jewellery	invest	Total	Jewellery	invest	Total	Jewellery	invest	Total
India	22,999	11,399	34,397	30,706	19,398	50,104	34	70	46
Greater China	16,678	5,736	22,414	25,889	12,713	38,603	55	122	72
China	15,656	5,921	21,577	24,331	12,402	36,734	55	109	70
Hong Kong	732	38	770	1,229	80	1,309	68	110	70
Taiwan	290	-223	67	329	231	560	13	—	740
Japan	740	-2,353	-1,614	828	-2,097	-1,269	12	—	—
Indonesia	1,284	165	1,450	1,468	1,057	2,526	14	539	74
South Korea	625	-34	591	701	117	818	12	—	38
Thailand	243	2,363	2,606	258	2,721	2,979	6	15	14
Vietnam	551	2,186	2,736	683	4,101	4,784	24	88	75
Middle East	7,878	1,021	8,899	8,231	1,542	9,773	4	51	10
Saudi Arabia	2,619	509	3,128	2,752	739	3,491	5	45	12
Egypt	2,025	81	2,106	1,727	117	1,844	-15	44	-12
UAE	2,385	367	2,751	2,794	555	3,350	17	52	22
Other Gulf	849	65	914	958	130	1,088	13	101	19
Turkey	2,724	1,441	4,165	3,505	3,401	6,907	29	136	66
Russia	2,457	—	2,457	3,359	—	3,359	37	—	37
USA	5,091	4,316	9,407	5,686	4,475	10,161	12	4	8
Italy	1,409	—	1,409	1,472	—	1,472	5	—	5
UK	1,118	—	1,118	1,170	—	1,170	5	—	5
Europe ex CIS	—	9,473	9,473	—	15,772	15,772	—	66	66
France	—	18	18	—	345	345	—	—	—
Germany	—	4,406	4,406	—	7,542	7,542	—	71	71
Switzerland	—	3,218	3,218	—	5,445	5,445	—	69	69
Other Europe	—	1,832	1,832	—	2,440	2,440	—	33	33

Total above	63,795	35,714	99,508	83,957	63,201	147,158	32	77	48

Other	9,694	3,162	12,856	12,122	4,612	16,733	25	46	30

World total	73,489	38,876	112,365	96,078	67,813	163,891	31	74	46

*	Provisional.
Source: LBMA, Thomson Reuters GFMS, World Gold Council

Historical data for gold demand
Table 10: Historical data for gold demand1

	Tonnes					US$bn
		Total bar					Total bar
		and coin	ETFs and				and coin	ETFs and
	Jewellery	invest	similar	Technology	Total	Jewellery	invest	similar	Technology	Total
2001	3,009	357	—	363	3,729	26.2	3.1	—	3.2	32.5
2002	2,662	352	3	358	3,374	26.5	3.5	0.0	3.6	33.6
2003	2,484	304	39	386	3,213	29.0	3.6	0.5	4.5	37.5
2004	2,616	355	133	419	3,523	34.4	4.7	1.7	5.5	46.3
2005	2,719	396	208	438	3,761	38.9	5.7	3.0	6.3	53.7
2006	2,300	417	260	468	3,446	44.6	8.1	5.1	9.1	66.9
2007	2,423	434	253	476	3,586	54.2	9.7	5.7	10.6	80.2
2008	2,304	875	321	461	3,962	64.6	24.5	9.0	12.9	111.1
2009	1,814	776	617	410	3,617	56.7	24.3	19.3	12.8	113.1
2010	2,017	1,149	368	466	4,000	79.4	45.3	14.5	18.4	157.5

Q3’05	613	88	38	108	847	8.7	1.2	0.5	1.5	12.0
Q4’05	673	71	84	107	934	10.5	1.1	1.3	1.7	14.5
Q1’06	492	93	113	112	810	8.8	1.7	2.0	2.0	14.4
Q2’06	530	97	49	115	792	10.7	2.0	1.0	2.3	16.0
Q3’06	558	112	19	116	804	11.1	2.2	0.4	2.3	16.1
Q4’06	708	114	79	116	1,018	14.0	2.3	1.6	2.3	20.1
Q1’07	566	117	36	117	836	11.8	2.4	0.8	2.4	17.5
Q2’07	666	135	-3	119	918	14.3	2.9	-0.1	2.6	19.7
Q3’07	604	112	139	117	974	13.2	2.5	3.1	2.6	21.3
Q4’07	578	65	80	111	834	14.6	1.6	2.0	2.8	21.1
Q1’08	484	101	73	122	779	14.4	3.0	2.2	3.6	23.2
Q2’08	559	149	4	124	837	16.1	4.3	0.1	3.6	24.1
Q3’08	694	283	149	119	1,245	19.4	7.9	4.2	3.3	34.9
Q4’08	567	346	95	96	1,104	14.5	8.8	2.4	2.5	28.2
Q1’09	356	147	465	88	1,056	10.4	4.3	13.6	2.6	30.8
Q2’09	445	210	68	102	825	13.2	6.2	2.0	3.0	24.5
Q3’09	492	210	42	107	852	15.2	6.5	1.3	3.3	26.3
Q4’09	521	209	42	113	884	18.4	7.4	1.5	4.0	31.2
Q1’10	521	243	5	114	883	18.6	8.7	0.2	4.1	31.5
Q2’10	417	283	292	116	1,107	16.0	10.9	11.2	4.5	42.6
Q3’10	519	303	49	120	991	20.5	12.0	1.9	4.7	39.1
Q4’10	560	321	22	116	1,019	24.6	14.1	1.0	5.1	44.8
Q1’11	539	376	-62	114	967	24.0	16.8	-2.8	5.1	43.1
Q2’11	454	322	52	117	945	22.0	15.6	2.5	5.7	45.8
Q3’11[2]	466	390	78	120	1,054	25.5	21.4	4.2	6.6	57.7

1	See footnotes to Table 1 for definitions and notes.

2	Provisional.
Source: LBMA, Thomson Reuters GFMS, World Gold Council
Gold Demand Trends | Third quarter 2011

Appendix

Chart 10: Gold demand in tonnes and the gold price (US$/oz)	Chart 11: Gold demand in tonnes and value (US$bn)

Source: LBMA, Thomson Reuters GFMS, World Gold Council	Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 12: Gold demand by category in tonnes and the gold price (US$/oz)	Chart 13: Jewellery demand in tonnes and value (US$bn)

Source: LBMA, Thomson Reuters GFMS, World Gold Council	Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 14: Holdings in Exchange Traded Funds (tonnes) and the gold price (US$/oz)	Chart 15: Jewellery demand by country, % change (Q3 2011 vs Q3 2010, tonnage basis)

Source: LBMA, Thomson Reuters GFMS, www.exchangetradedgold.com, World Gold Council	Source: Thomson Reuters GFMS, World Gold Council

Chart 16: Jewellery demand in tonnes (Q3 2011 vs Q2 2011)	Chart 17: Jewellery demand by country, % change (Q3 2011 vs Q3 2010, US$ basis)

Source: Thomson Reuters GFMS, World Gold Council	Source: Thomson Reuters GFMS, World Gold Council
Gold Demand Trends | Third quarter 2011

Chart 18: Jewellery demand by country, % change
(4-quarter rolling total, tonnage basis)	Chart 19: Total investment demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council	Source: Thomson Reuters GFMS, World Gold Council

Chart 20: Total bar and coin demand by category in tonnes	Chart 21: Total bar and coin demand in tonnes (Q3 2011 and Q2 2011)

Source: Thomson Reuters GFMS, World Gold Council	Source: Thomson Reuters GFMS, World Gold Council

Chart 22: Total bar and coin demand in tonnes (Q3 2011 and Q3 2010)	Chart 23: European total bar and coin demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council	Source: Thomson Reuters GFMS, World Gold Council

Chart 24: Technology demand by category in tonnes	Chart 25: Quarterly supply in tonnes

Source: Thomson Reuters GFMS, World Gold Council	Source: Thomson Reuters GFMS, World Gold Council
Gold Demand Trends | Third quarter 2011

Notes and definitions
All statistics (except where specified) are in weights of fine gold “—”

Not applicable or Not available
Consumer demand
The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.
Dental
The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.
London PM fix
Unless described otherwise, gold price values are based on the London PM fix.
Jewellery
All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. It excludes second-hand jewellery, other metals plated with gold, coins and bars used as jewellery and purchases funded by the trading in of existing jewellery.
Mine production
Formal and informal output.
N/A
Not available
Net producer hedging
The change in the physical market impact of mining companies’ gold loans, forwards and options positions.
Official sector sales
Gross sales less gross purchases by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.
OTC investment and stock flows
Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories.
Physical bar demand
Global investment in physical gold in bar form.
Recycled gold (previously gold scrap)
Gold sourced from old fabricated products which has been recovered and refined back into bars.
Technology
This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.
Tonne
1,000 kg or 32,151 troy oz of fine gold.
Total bar and coin demand
This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases.
Total investment
Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.
Revisions to data
All data may be subject to revision in the light of new information.
Historical data
Data covering a longer time period will be available on Bloomberg after initial publication of this report; alternatively, contact GFMS Ltd (+44 20 7478 1777; gold@gfms.co.uk).

Sources, copyright and disclaimers
© 2011 World Gold Council. Where expressly identified as such, the gold supply and demand statistics contained in this report were compiled by GFMS Ltd. GFMS Ltd retains all rights in such statistics © 2011.
All rights reserved. Save for the following, no organisation or individual is permitted to reproduce, distribute or otherwise use the statistics relating to gold supply and demand in this report without the written agreement of the copyright owners. The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary), subject to the two pre-conditions that follow. The first pre-condition is that only limited data extracts be used. The second precondition is that all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of GFMS Ltd, as their source. Brief extracts from the commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.
Whilst every effort has been made to ensure the accuracy of the information in this document, neither World Gold Council nor GFMS Ltd can guarantee such accuracy. Furthermore, the material contained herewith has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient or organisation. It is published solely for informational purposes. It does not purport to make any recommendations and is not to be construed as a solicitation or an offer to buy or sell gold, any gold-related products, commodities, securities or related financial instruments.
No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. The World Gold Council and GFMS Ltd do not accept responsibility for any losses or damages arising directly, or indirectly, from the use of this document.
This report contains forward-looking statements. The use of the words “believes,” “expects,” “may,” or “suggests,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council based on statistics compiled by GFMS Ltd. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.
Gold Demand Trends | Third quarter 2011

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Published: November 2011

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